May 26, 2005

Mr. Steven Jacobs,
Accounting Branch Chief
Division of Corporation Finance

Re: Hotel Outsource Management International Inc
Form 10-KSB for the year ended December 31, 2004
File No. 000-50306

Dear Mr. Jacobs:

We hereby provide the supplemental information as requested in your letter dated
May 6, 2005 as follows:

SEC Comment

Please advise us how you considered SFAS 84 in accounting for the 2004 loan conversions. It appears that the conversion rate was below the market value of your stock in these transactions.

Response

SFAS 84 "Induced Conversions of Convertible Debt" was considered in accounting for our 2004 loan conversions by certain shareholders. In our opinion SFAS 84 is not applicable as the conversion was not in the scope of the SFAS as the required conditions were not met. Those requirements being:

        a. The conversion is pursuant to changed conversion privileges that are exercisable only for a limited period of time.

        b. The conversion includes the issuance of all of the equity securities issuable pursuant to conversion privileges included in the terms of the debt at issuance for each debt instrument that is converted.

The repayment terms of the loans granted by shareholders were not determined at the time they were made; however no conversion element was anticipated and/or included at such time. Rather, the decision to add the conversion feature was agreed upon as part of a subsequent refinancing plan that management decided was necessary to improve the Company's equity/debt ratio. Hence the conversion was not an induced conversion as the original terms did not provide for a conversion.

                                       1

SEC Comment

The disclosure in Note 1 to the Consolidated Financial Statements indicates you have a 50 % investment in an Israeli affiliate and that the wholly -owned
Israeli subsidiary has had inactive operations since June 2003. The disclosure in Note 12 states that Israel represents26% and 44% of consolidated revenues for the years ended December 31, 2004 and 2003,respectively. Please explain which consolidated subsidiary generates consolidated revenues from Israel against the context of the Note 1 disclosure..

Response

We wish to clarify our disclosure regarding our activities in Israel. Bartech
Mediterranean Ltd. (a wholly owned subsidiary and Israeli company was founded in
1997) operates today 1200 minibars in 4 hotels (the revenues from these minibars are those disclosed in Note 12 in the financial statements). In 1999 Bartech
Mediterranean Ltd. founded a 100% subsidiary that operated minibars in one hotel in Israel. The subsidiary sold its minibars in 2003 and terminated its activities. Bartech Mediterranean also holds a 50% ownership in an affiliated company that operates minibars in 1 hotel in Israel.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings, and that the staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We also acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

/s/ Jacob Ronnel
Jacob Ronnel CEO